UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2026

Commission File Number: 1-13368

POSCO HOLDINGS INC.

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Changes of 15% or More in Sales or Profits/Losses

(Disclosure of POSCO HOLDINGS’ Subsidiary Company POSCO)

Note that this disclosure is stated by the concerned company, thus the details may be changed according to audit results. Refer to the disclosure “Submission of Audit Report” for finalized details.
	1. Type of financial statements	Consolidated financial statements
	2. Period	Current fiscal year		Previous fiscal year
	- Start date	2025-01-01		2024-01-01
	- End date	2025-12-31		2024-12-31

	3. Details of changes (KRW thou.)	Current fiscal year	Previous fiscal year	Amount increased/ decreased	Increase/ decrease rate (%)	Profit/Loss Reversal
	- Sales	43,559,136,166	44,644,092,226	-1,084,956,060	-2.4	—
	- Operating income	2,226,704,112	1,732,152,969	494,551,143	28.6	—
	- Net income from continuing operation before income tax	1,692,255,108	1,373,239,492	319,015,616	23.2	—
	- Net income	1,300,557,567	1,078,744,000	221,813,567	20.6	—

	- Classified as a large-sized corporation?	Yes
	4. Financial status (KRW thou.)	Current fiscal year		Previous fiscal year
	- Total assets	50,280,606,138		51,412,846,093
	- Total liabilities	16,087,108,549		18,045,447,477
	- Total shareholders’ equity	34,193,497,589		33,367,398,616
	- Capital stock	482,403,125		482,403,125
	- Capital impairment ratio (%) = [(Capital stock - total shareholders’ equity) / capital stock] × 100	—		—

	5. Main causes for changes in sales or profits/losses amount	Operating profit increased from lower raw material prices, cost-cutting efforts, and expanded sales of high-value added products
	6. Date of board resolution (decision date)	2026-01-29
- Attendance of outside directors	Present (No.)	—
	Absent (No.)	—
	- Attendance of auditors (members of Audit Committee who are not outside directors)	—

7. Other matters to be factored into investment decisions
- The above earnings information is prepared on a consolidated basis in accordance with K-IFRS (Korean International Financial Reporting Standards).

- The information above has been prepared prior to being audited by outside auditors, solely for the convenience of investors of the Company, and is subject to change in the review process.

- Above 6. Date of board resolution (decision date) is the submission date of pre-audited financial statements to the Securities & Futures Commission.
Related disclosure	-

[Matters Related to Parent Company]

Category	Financial statements	Current fiscal year	Previous fiscal year
Total shareholders’ equity (excluding non-controlling shareholders’ equity)	Consolidated financial statements	33,261,637,495	32,385,043,827
Capital impairment ratio (%) = [(Capital stock - total shareholders’ equity°) / capital stock] × 100 (° excluding non-controlling shareholders’ equity)	Consolidated financial statements	—	—
Sales(KRW thou.)	Non-consolidated financial statements	35,010,837,156	37,556,522,539

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO HOLDINGS INC.
(Registrant)

Date: January 29, 2026	By	/s/ Han, Young Ah
(Signature)
Name: Han, Young Ah
Title: Executive Vice President